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SEC Mail Processing

MAR 05 2024

Washington, DC

SEC FILE NUMBER
8-43976

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: L.J. Hart & Company

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

16401 Swingley Ridge Road, Suite 210
(No. and Street)

St. Louis	Missouri	63017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas J. Pisarkiewicz	(636) 537-9939	tpisarkiewicz@ljhartco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anders, Minkler, Huber & Helm, LLP
(Name – if individual, state last, first, and middle name)

800 Market Street, Suite 500	St. Louis	Missouri	63101
(Address)	(City)	(State)	(Zip Code)

01/25/2005	2100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas J. Pisarkiewicz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of L.J. Hart & Company, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRADLEY M. WEGMAN
Notary Public - Notary Seal
St Louis County - State of Missouri
Commission Number 13520901
My Commission Expires Nov 1, 2025

Signature: [signature]

Title: Executive Vice President/CFO

[signature: Bradley M. Wegman]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Board of Directors
L.J. Hart & Company
St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of L.J. Hart & Company as of December 31, 2023, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of L.J. Hart & Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of L.J. Hart & Company's management. Our responsibility is to express an opinion on L.J. Hart & Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to L.J. Hart & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of L.J. Hart & Company's financial statements. The supplemental information is the responsibility of L.J. Hart & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

We have served as L.J. Hart & Company's auditor since 2014.

Saint Louis, Missouri

February 29, 2024

L.J. Hart & Company

(A Wholly Owned Subsidiary of Commere Bank)
Statement of Financial Condition
December 31, 2023

Assets		
Cash and cash equivalents	$	1,691,162
Deposit with clearing broker		25,000
Accounts receivable		616,292
Operating lease right-of-use assets		114,742
Deferred income taxes		26,971
Other assets		7,698,398
Total assets	**$**	**10,172,565**
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	417,247
Operating lease obligations		114,938
Current income taxes payable		60,947
Total liabilities		**593,132**
Stockholder's Equity		
Common stock; $0.83 par value; authorized 217,500 shares, issued and outstanding 100,000 shares		83,000
Additional paid-in capital		9,326,307
Retained earnings		170,126
Total stockholder's equity		**9,579,433**
Total liabilities and stockholder's equity	**$**	**10,172,565**

See Notes to Financial Statements

L.J. Hart & Company

(A Wholly Owned Subsidiary of Commerce Bank)
Statement of Income
Year Ended December 31, 2023

Revenues and Security Activities		
Underwriting and commissions	$	4,700,080
Interest and dividends		46,909
Net gain on securities		12,942
Other revenue		7,032
Total revenues and security activities		**4,766,963**
Expenses		
Employee compensation and benefits		2,113,921
Underwriting		405,410
Communication and data processing		29,617
Regulatory fees		47,917
Occupancy		135,613
Depreciation		3,918
Professional services		121,836
Travel and entertainment		193,950
Fees paid to affiliates		146,431
Other operating expenses		218,964
Total expenses		**3,417,577**
Earnings before income taxes		**1,349,386**
Income tax expense		
Current		92,947
Deferred		(26,971)
Total income tax expense		65,976
Net Income	**$**	**1,283,410**

L.J. Hart & Company

(A Wholly Owned Subsidiary of Commerce Bank)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2023

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2023	100,000	$ 83,000	$ 417,000	$ 5,168,280	$ 5,668,280
Distributions	-	-	-	(6,245,691)	(6,245,691)
Effect of purchase of company by Commerce Bank	-	-	7,563,502	(35,873)	7,527,629
Contribution from Commerce Bank	-	-	1,000,000	-	1,000,000
Stock-based compensation	-	-	345,805	-	345,805
Net income	-	-	-	1,283,410	1,283,410
Balance December 31, 2023	**100,000**	**$ 83,000**	**$ 9,326,307**	**$ 170,126**	**$ 9,579,433**

See Notes to Financial Statements

L.J. Hart & Company
(A Wholly Owned Subsidiary of Commerce Bank)
Statement of Cash Flows
Year Ended December 31, 2023

Operating Activities	
Net income	$ 1,283,410
Items not requiring cash	
Depreciation	3,918
Deferred income taxes	(26,971)
Accrued current income taxes	60,947
Unrealized gain on investments	(12,942)
Stock-based compensation	345,805
Accretion expense on lease obligations	(2,324)
Changes in:	
Accounts receivable	(293,282)
Accounts payable and accrued expenses	368,428
Other assets	28,054
Net cash provided by operating activities	**1,755,043**
Investing Activities	
Proceeds from sale of investments	2,596,842
Net cash used in investing activities	**2,596,842**
Financing Activity	
Contribution from Commerce Bank	1,000,000
Distributions paid	(6,245,691)
Net cash used in financing activity	**(5,245,691)**
Decrease in Cash and Cash Equivalents	**(893,806)**
Cash and Cash Equivalents, Beginning of Year	2,584,968
Cash and Cash Equivalents, End of Year	**$ 1,691,162**

See Notes to Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

L.J. Hart & Company (the Company) is incorporated in the State of Missouri and beginning June 1, 2023 became a wholly owned subsidiary of Commerce Bank (the Parent). The Parent is a wholly owned subsidiary of Commerce Bancshares, Inc. (CBI). The Company is primarily engaged in the business of underwriting municipal securities for school districts, counties, cities, towns and special districts and also operates as a broker-dealer of municipal securities. The Company is subject to competition from other broker-dealers. The Company is a registered broker-dealer under the *Securities Exchange Act of 1934* and is a member of the Financial Industry Regulatory Authority (FINRA). It is also a member of the Securities Investor Protection Corporation, a corporation whose purpose is to protect the customers of brokers or dealers from loss in case of financial failure of the member. The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) under the *Securities and Exchange Act of 1934.*

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All reference to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

Revenue Recognition

The Company mainly underwrites securities for governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting revenues also include fees earned from providing financial advisory services, which are recorded when the services to be performed are complete.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2023, cash equivalents consisted primarily of cash and money market accounts with banks and brokers.

At December 31, 2023, the Company's cash accounts exceed federally insured limits by $1,018,514.

Deposit with Clearing Broker

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires a $25,000 deposit which is maintained in cash with the broker-dealer and is included in *Deposit with clearing broker* on the Statement of Financial Condition.

Accounts Receivable

Receivables from customers include amounts owed on securities transactions. An allowance for credit loss is based on an analysis of expected collection rates determined from historical experience, current conditions, and reasonable and supportable forecasts. No allowance for credit loss was considered necessary as of December 31, 2023.

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are recorded on settlement-date basis, generally the second business day following the transaction (trade) date, with related commission income and expenses reported on a trade-date basis.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, clients.

Leases

Lease arrangements entered into by the Company are classified as either a finance or operating lease on an individual basis. Interest and amortization expense are recognized for finance leases while only a single lease expense is recognized for operating leases, on a straight-line basis. On the lease commencement date, the Company records a right-of-use asset and a lease liability for all leases other than those that have a term of 12 months of less, taking into consideration all relevant quantitative and qualitative factors. The lease liability is equal to the present value of the remaining lease payments, discounted using the rate implicit in the lease or the Company's incremental borrowing rate. The right-of-use asset is stated at the initial measurement of the lease liability with adjustments for any initial direct costs incurred or incentives received.

Goodwill

Goodwill has an indefinite useful life that is not amortized but is assessed for impairment on an annual basis or more frequently in certain circumstances. When testing for goodwill impairment, the Company may initially perform a qualitative assessment. Based on the results of this qualitative assessment, if the Company concludes it is more likely than not that the fair value is less than its carrying amount, a quantitative analysis is performed. Quantitative valuation methodologies include a combination of formulas using current market multiples, based on recent sales of broker-dealers within the Company's geographic marketplace. If the fair value is less than the carrying amount, an impairment has occurred and is measured as the amount by which the carrying amount exceeds the fair value. The Company has not recorded impairment resulting from goodwill impairment tests. However, adverse changes in the economic environment, operations of the company, or other factors could result in a decline in fair value.

Income Taxes

Through May 31, 2023, the stockholders of the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Earnings and losses are included in the personal income tax returns of the stockholders. Accordingly, the financial statements do not include a provision for income taxes from Jaunary 1, 2023 through May 31, 2023. The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of May 31, 2023, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of income. Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for years before 2020. As of and for the period ended May 31, 2023, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Beginning June 1, 2023, the Company is included in the consolidated federal income tax return filed by CBI. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Current income taxes are calculated on a separate return basis utilizing currently enacted tax laws and rates. The amount of expense or benefit is either remitted to or received from CBI. Deferred income taxes are provided for temporary differences between the financial reporting bases and income tax bases of the Company's assets and liabilities using the tax rates and laws that are expected to be in effect when the differences are anticipated to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the change. The significant components of the net deferred tax asset as of December 31, 2023 included a deferred tax asset of $80,210 relating to stock-based compensation and a deferred tax liability of $68,717 relating to amortization of goodwill. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements. In accordance with ASC 740, the Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense.

Stock-based compensation

The Company complies with the accounting requirements of ASC 718 for stock-based compensation. Employees of the Company receive shares of CBI common stock in connection with CBI's equity compensation plan. The fair value of awards granted to employees of the Company is determined at the date of grant and recognized ratably as compensation expense and a corresponding capital contribution over the period the award is earned.

Note 2: Related-Party Transactions

A portion of the Company's expenses represent payments to the Parent and affiliated companies for various administrative services provided to the Company. Under an ongoing expense sharing agreement that was effective June 1, 2023, the Company paid $146,431 in reimbursements primarily related to data processing and management fee expenses. In addition, the Company has master selling group agreements with affiliates in connection with the negotiated purchase and public offering of municipal securities. Under the master selling group agreements, the Company paid $72,128. The Company also maintains a noninterest-bearing deposit account at the Parent. The balance amounted to $1,234,839 at December 31, 2023.

As mentioned above, certain employees of the Company receive stock-based compensation under CBI's stockholder-approved plan. This compensation has been issued in the form of nonvested shares of CBI common stock. These awards are fully vested after 5 years of continued employment, and during 2023, no shares vested. At December 31, 2023, employees of the Company held 28,045 nonvested shares and there was $954,050 of unrecognized compensation cost related to these nonvested shares. That cost is expected to be recognized over a weighted average period of approximately 4.5 years.

Stock-based compensation expense recognized in the Statement of Income during 2023 was $345,805 while the related income tax benefit recognized in the Statement of Income was $79,765. Stock-based compensation is recorded as a contribution to additional paid-in capital, which also totaled $345,805 during 2023.

Note 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $696,591 which exceeded the minimum required amount by $596,591. The Company's ratio of aggregate indebtedness to net capital was 0.687 to 1.

Note 4: Retirement Savings Plan

For the time period of January 1, 2023 through May 31, 2023, the Company offered employees a safe harbor 401(k) retirement plan. The Plan allowed all full-time employees to contribute a percentage of their annual wages up to a maximum amount established by the Internal Revenue Code with a 100 percent Company match up to three percent of gross wages. Company contributions charged to expense during this period were $13,381.

Beginning June 1, 2023, substantially all of the Company's employees are covered by a defined contribution 401(k) plan offered by CBI, under which the Company makes matching contributions. The Company recorded $34,740 of expense related to CBI's 401(k) plan.

Note 5: Credit Risk

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled.

As a securities dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the non-performance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair a counterparty's ability to satisfy its obligations to the Company.

Note 6: Operating Leases

The Company has one operating lease agreement for office space that expires in June 2024 and is subject to escalation clauses covering real estate taxes and operating expenses. The Company also has two separate operating leases for office equipment that expire at various times through October 2025. Each of the lease arrangements have an option to extend or terminate the lease at the end of the term. The amount of the lease liability and corresponding right-of-use assets are recorded on the Statement of Financial Condition at the present value of the remaining lease payments discounted using the Company's incremental borrowing rate at the time of lease inception, which ranges from 5.00%-6.50%.

The future minimum lease liabilities for the years ending December 31 are as follows:

Year	Operating Leases
2024	96,285
2025	18,653
Total	**114,938**

Note 7: Goodwill

The Company recorded Goodwill in the amount of $7,617,949 as part of the acquistion by its Parent on June 1, 2023. This amount is included in *Other assets* on the Statement of Financial Condition. As a result of ongoing assessments, no impairment of goodwill was recorded in 2023. Further, the annual assessment of qualitative factors on January 1, 2024 revealed no likelihood of impairment as of that date.

Note 8: Commitments, Contingencies or Guarantees

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. The Company is not aware of any commitments, contingencies or guarantees that might result in a materail loss or a material future obligation. It is the opinion of management that the disposition or ultimate resolution of any such claim will not have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Note 9: Subsequent Events

Subsequent events have been evaluated through February 29, 2024, which is the date the financial statements were issued.

Supplementary Information

L.J. Hart & Company

(A Wholly Owned Subsidiary of Commerce Bank)
Schedule 1
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2023

Total Stockholder's Equity	$	9,579,433
Non-Allowable Assets		
Deposit with clearing broker		25,000
Operating lease right-of-use assets		114,742
Deferred income taxes		26,971
Other assets		7,698,398
Cash at affiliate in excess of estimated four weeks' average expenses		1,011,986
Total non-allowable assets		8,877,097
Net Capital Before Haircuts on Security Positions		702,336
Haircuts on Securities		
Money market fund		5,745
Total haircuts on securities		5,745
Net Capital	$	696,591
Aggregate Indebtedness	$	478,390
Computation of Basic Net Capital Requirements		
Minimum net capital required	$	31,893
Minimum dollar net capital requirement	$	100,000
Net capital requirement (greater above)	$	100,000
Excess net capital	$	596,591
Ratio of Aggregate Indebtedness to Net Capital		0.687

There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported and amended by the Company.

L.J. Hart & Company
(A Wholly Owned Subsidiary of Commerce Bank)
Schedule 2
Exemption Report
December 31, 2023

L.J. Hart & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer. The Company does not typically receive customer funds and securities, but would promptly transmit those to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 17 C.F.R §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§ 240.17a-5 are limited to proprietary trading, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2023.

L.J. Hart & Company

I, Thomas J. Pisarkiewicz, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct.

Thomas J. Pisarkiewicz
Signature

Executive Vice President/CFO
Title

February 29, 2024

ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Board of Directors
L.J. Hart & Company
Saint Louis, Missouri

We have reviewed management's statements, included in the accompanying Schedule 2 - Exemption Report, in which (1) L.J. Hart & Company identified the following provision of 17 C.F.R. §15c3-3(k) under which L.J. Hart & Company claimed an exemption from 17 C.F.R. §240.15c3-3: Provision (2)(ii) (the "Exemption Provision"), (2) L.J. Hart & Company stated that L.J. Hart & Company met the identified Exemption Provision throughout the most recent fiscal year without exception, and (3) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to proprietary trading. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to its customer other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. L.J. Hart & Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about L.J. Hart & Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Anders Minkler Huber & Helm LLP

Saint Louis, Missouri

February 29, 2024

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